FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO. 1-31561)

FILING: REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-117325)

Coeur d’Alene Mines Corporation
505 Front Avenue, P.O. Box I
Coeur d’Alene, ID 83816-0316
Telephone 208.667.3511
Facsimile 208.667.2213

Press Release

CONTACT:	Tony Ebersole, Investor Relations
Coeur d’Alene Mines Corporation
(800) 523-1535

COEUR D’ALENE MINES RECEIVES OPIC APPROVAL FOR
SAN BARTOLOME PROJECT IN BOLIVIA

-Up to $135 million political risk insurance granted by OPIC for major silver project-

COEUR D’ALENE, Idaho —August 2, 2004 — Coeur d’Alene Mines Corporation (NYSE:CDE), the world’s largest primary silver producer and a growing gold producer, announced today that the board of directors of the Overseas Private Investment Corporation (OPIC) has approved up to $135 million in political risk insurance for Coeur’s San Bartolome silver project in Bolivia.

OPIC will provide the insurance to Coeur for the construction and operation of San Bartolome, a silver mining project with 123 million ounces of proven and probable silver reserves. The Company expects initial annual production at San Bartolome of six million ounces, a 42 percent increase over existing company-wide production levels, then ramping up to eight million ounces of silver per year. Mine construction is expected to take 18 months, with anticipated operating cost of $3.55 per ounce of silver. During construction, San Bartolome is expected to generate 500 local jobs, and approximately 370 full-time jobs during operations.

The project will also establish a foundation, called Fundespo, to assist in the development of the silversmith, industrial and tourism industries in Potosi, Bolivia, a historically rich silver mining area where the project is located. OPIC is a U.S. Government agency which helps U.S. businesses invest and manage risk overseas, and fosters economic development in new and emerging markets.

Coeur d’Alene Mines is the world’s largest primary silver, as well as a significant, low-cost producer of gold. The Company has mining interests in Nevada, Idaho, Alaska, Argentina, Chile and Bolivia.

Cautionary Statement

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term “resource” in this press release which the SEC guidelines strictly prohibit us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2003 and Form 10-Q for the quarter ended March 31, 2004. You can review and obtain copies of these filings as well as an amendment to the Form 10-Q restating the financial statements to revise the valuation of pending metal sales as explained in that amendment from the SEC website at http://www.sec.gov/edgar.html.

This document contains numerous forward-looking statements relating to the Company’s silver and gold mining business. In addition, Coeur has proposed to enter into a business combination transaction with Wheaton River Minerals Ltd. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such forward-looking statements include the statements above as to the impact of the proposed acquisition on both the combined entity and the Company’s stockholders. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company’s ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of contingencies. Operating, exploration and financial data, and other statements in this document are based on information the company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company’s filings from time to time with the SEC, including, without limitation, the Company’s reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. Coeur’s offer to purchase will be made to Wheaton River shareholders only pursuant to tender offer material as required by applicable law. Coeur has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 and a Schedule TO. A separate form of documentation, containing additional information required by Canadian law, will be filed with Canadian securities regulatory authorities. This communication is not a solicitation of a proxy from any security holder of Coeur or Wheaton. YOU ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE TO AND ANY OTHER RELEVANT DOCUMENTS, INCLUDING PROXY SOLICITATION MATERIALS, FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You can obtain such materials, and any amendments and supplements thereto, (as they become available) without charge at the SEC’s website, www.sec.gov. In addition, you may obtain the proxy statement/prospectus (if and when it becomes available) and the other documents filed by Coeur with the SEC by requesting them in writing from, 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511.